Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 3 DATED JUNE 8, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Lake Shadow Controlled Subsidiary - Maitland, FL

On June 2, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Lake Shadow Controlled Subsidiary”) for an initial contribution of approximately $3,995,000, which is the initial stated value of our equity interest in a new investment round in the Lake Shadow Controlled Subsidiary (the “Lake Shadow Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Lake Shadow Controlled Subsidiary, for an initial contribution of approximately $35,957,000 (the “Lake Shadow Interval Fund Investment” and, together with the Lake Shadow Balanced II eREIT Investment, the “Lake Shadow Investment”). The Lake Shadow Controlled Subsidiary used the proceeds of the Lake Shadow Investment to acquire a stabilized garden style multifamily property totaling 300 units located in Maitland, FL (the “Lake Shadow Property”). The initial Lake Shadow Balanced II eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Lake Shadow Balanced II eREIT Investment and the Lake Shadow Interval Fund Investment occurred concurrently.

The Lake Shadow Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Lake Shadow Balanced II eREIT Investment, we have authority for the management of the Lake Shadow Controlled Subsidiary, including the Lake Shadow Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price for the Lake Shadow Property, paid directly by the Lake Shadow Controlled Subsidiary.

The total purchase price for the Lake Shadow Property was approximately $83,125,000, an average of approximately $277,000 per unit. We anticipate additional hard costs of approximately $104,000 for rebranding and miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $2,442,000 bringing the total projected project cost for the Lake Shadow Property to approximately $85,671,000. To finance the acquisition of the Lake Shadow Property, a $45,719,000 senior loan with a one (1) year term at a 1 MO LIBOR + 1.65% interest rate with one (1) year interest only was secured.

The Lake Shadow Property was built in 2019 and has a mix of unit types and floorplans, ranging from 770 square foot 1-bedroom to 1,417 square foot 3-bedroom/2-bath apartments. Professional third-party property management will be installed to manage the Lake Shadow Property.

The following table contains underwriting assumptions for the Lake Shadow Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Lake Shadow Property	5.50%	2.95%	2.48%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.